Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 11 DATED NOVEMBER 15, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement No. 8, Supplement No. 9, Supplement No. 10 and this Supplement No. 11.

Status of the Offering	S–3
Recent Developments	S–3
Acquisitions and Related Matters	S–4
Summary of Contracts	S–6
Our Properties	S–7
Selected Financial Data	S–9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S–10
Index to Financial Statements	F–1

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As reported in Supplement No. 10 dated October 26, 2006, we have closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	24,584,503	270,429,540	243,386,586

Total	29,346,408	$320,429,540	$288,386,586

Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from our offering of Units. Proceeds of the offering which are distributed are not available for investment in properties.

RECENT DEVELOPMENTS

Recent Purchases

On October 27, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Huntsville, Alabama that contains 107 guest rooms. The gross purchase price for this hotel was $11,605,779. Further information about this purchase is provided in another section below.

On November 4, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Omaha, Nebraska that contains 181 guest rooms. The gross purchase price for this hotel was $23,100,000. Our purchasing subsidiary assumed an existing loan secured by the hotel with an approximate balance of $12,700,000. The loan has an annual fixed rate of 6.8% and a maturity date of January 2014. Further information about this purchase is provided in another section below.

Recent Purchase Contracts

On October 30, 2006, we caused one of our wholly-owned subsidiaries to enter into a purchase agreement for a hotel located in Ronkonkoma, New York that contains 165 guest rooms. The gross purchase price for this hotel is $27,000,000. An initial deposit of $250,000 was made under the purchase agreement. There can be no assurance at this time that we will purchase this hotel.

On November 3, 2006, we caused one of our wholly-owned subsidiaries to enter into four separate purchase agreements for four additional hotels. The aggregate gross purchase price for these hotels, which contain a total of 467 guest rooms, is $57,792,500. The aggregate initial deposit for these hotels is $400,000 ($100,000 per hotel). There can be no assurance at this time that we will purchase any of these hotels.

Further details about these recent purchase contracts and the five hotels mentioned above are provided in another section below.

Source of Payments

The total gross purchase price for the recent purchases, which resulted in our ownership of two additional hotels, was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay the deposits mentioned above and to pay $694,116, representing 2% of the total gross purchase price for the recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 14 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Acquisitions

Each of our recently purchased hotels has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager

Huntsville, Alabama	Homewood Suites	Apple Seven Hospitality Southeast, L.P.	Apple Seven Services Southeast, L.P.	LBAM –Investor Group, L.L.C.

Omaha, Nebraska	Courtyard	Apple Seven SPE Omaha CY, Inc.	Apple Seven Services Omaha CY, Inc.	Courtyard Management Corporation

Note for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

The outstanding principal balance for the loan secured by the hotel in Omaha, Nebraska is approximately $12,700,000. The annual interest rate is 6.8% and the maturity date is scheduled to occur in January 2014. Payments of principal and interest are due monthly on an amortized basis. This loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor or guarantor of the loan, which is Apple Seven Hospitality, Inc., one of our wholly-owned subsidiaries.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements and any related documents.

Potential Acquisitions

We have caused our wholly-owned subsidiaries to enter into purchase contracts for five additional hotels, as summarized below:

	Hotel (a)	Franchise	Date of Purchase Contract	Number of Roons/Suites (b)	Gross Purchase Price
1.	Ronkonkoma, New York	Hilton Garden Inn	October 30, 2006	165	$27,000,000
2.	Tucson, Arizona	Residence Inn	November 3, 2006	124	16,640,000
3.	El Paso, Texas	Homewood Suites	November 3, 2006	114	15,390,000
4.	San Antonio, Texas	TownPlace Suites	November 3, 2006	106	11,925,000
5.	San Antonio, Texas	TownPlace Suites	November 3, 2006	123	13,837,500

			Total	632	$84,792,500

Notes for Table:

(a)	Each hotel listed above is the subject of a separate purchase contract.
(b)	The hotels listed in 2, 3, 4 and 5 are currently under development. This table shows the expected number of rooms upon completion of these hotels.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each recently purchased hotel is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Huntsville, Alabama	Homewood Suites	$716,867	October 27, 2006
Omaha, Nebraska	Courtyard	$2,094,619	November 4, 2006

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each purchased hotel is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

With respect to the Courtyard management agreement, we have caused the owner, Apple Seven SPE Omaha CY, Inc., to guarantee the responsibilities of the lessee.

Franchise Agreement

For the recently purchased hotel in Alabama, there is a franchise license agreement between the applicable lessee and an affiliate of Hilton Hotels Corporation. The franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Seven Hospitality Southeast, L.P. has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates. This agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

OUR PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Huntsville, Alabama	Homewood Suites	107	$11,605,779	$129-239	$10,550,479
Omaha, Nebraska	Courtyard	181	23,100,000	184-194	20,260,800

	Total	288	$34,705,779

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A

		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Huntsville, Alabama	Homewood Suites	—	—	—	—	—
Omaha, Nebraska	Courtyard	75%	79%	79%	78%	79%

PART B

		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Huntsville, Alabama	Homewood Suites	—	—	—	—	—
Omaha, Nebraska	Courtyard	$75	$75	$78	$81	$85

Note for Table 2:

(a)	The Huntsville, Alabama hotel is newly constructed and has no operating history.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (a)	Real Property Tax (b)
Huntsville, Alabama	Homewood Suites	2006	(c)	5.80000%	$8,804
Omaha, Nebraska	Courtyard	2005	(c)	2.09798%	268,999

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	The hotel in Huntsville, Alabama was under construction during 2005 and part of 2006. The property tax shown for this hotel is not indicative of the property taxes expected in the future.
(c)	Represents calendar year.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Nine Months Ended September 30, 2006	For the period May 26, 2005 (initial capitalization) through December 31, 2005
Revenues:
Room revenue	$7,445	$—
Other revenue	591	—

Total revenue	8,036	—

Expenses:
Hotel expenses	4,654	—
Taxes, insurance and other	554	—
General and administrative	1,329	40
Depreciation	1,175	—
Interest (income) expense, net	(1,495)	13

Total expenses	6,217	53

Net income (loss)	$1,819	$(53)

Per Share
Earnings (loss) per common share (a)	$0.18	$(5,251.30)
Distributions paid to common shareholders	$0.44	$—
Weighted-average common shares outstanding (000’s)—basic and diluted (a)	10,013	—
Balance Sheet Data
Cash and cash equivalents	$61,055	$50
Investment in hotels, net	$186,252	$—
Total assets	$252,240	$523
Notes payable	$—	$400
Shareholders’ equity	$250,914	$(29)
Other Data
Cash flow from:
Operating activities	$1,755	$(11)
Investing activities	$(189,821)	$—
Financing activities	$249,071	$37
Number of hotels owned at end of period	11	—

(a)	The Company had 10 common shares outstanding during the period from May 26, 2005 (initial capitalization) through December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the three and nine months ended September 30, 2006)

Overview

Apple REIT Seven, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which owned eleven properties as of September 30, 2006 and has a limited operating history, was formed to invest in hotels, residential apartment communities and other selected real estate. Initial capitalization occurred on May 26, 2005, when 10 Units (each Unit consisting of one common share and one Series A preferred share) were purchased by Apple Seven Advisors, Inc. and 240,000 shares of Series B convertible preferred shares were purchased by Mr. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Hotels Owned

The Company commenced operations in April 2006 upon the purchase of its first hotel property. As of September 30, 2006, the Company owned 11 hotel properties, with a total of 1,303 rooms. The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 11 hotels the Company owned at September 30, 2006:

Location	Brand	Manager	Gross Purchase Price (000’s)	Rooms	Date of Purchase
Houston, TX	Residence Inn	Western	$13,600	129	04/26/06
San Diego, CA	Hilton Garden Inn	Inn Ventures	34,500	200	05/09/06
Brownsville, TX	Courtyard	Western	8,550	90	06/19/06
Stafford, TX	Homewood Suites	Western	7,800	78	08/15/06
Montgomery, AL	Homewood Suites	LBA	10,660	91	08/17/06
Montgomery, AL	Hilton Garden Inn	LBA	10,385	97	08/17/06
Troy, AL	Hampton Inn	LBA	6,130	82	08/17/06
Auburn, AL	Hilton Garden Inn	LBA	10,185	101	08/17/06
Huntsville, AL	Hilton Garden Inn	LBA	10,285	101	08/17/06
Seattle, WA	Residence Inn	Inn Ventures	56,173	234	09/01/06
Sarasota, FL	Homewood Suites	Promus Hotels	13,800	100	09/15/06

			$182,068	1,303

The total gross purchase price for all 11 hotels of $182.1 million was funded by the Company’s ongoing best efforts offering of Units. The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under hotel lease agreements. The Company also used the proceeds of its offering to pay $3.6 million, representing 2% of the gross purchase price for these hotels, as a commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Of the Company’s eleven hotels owned at September 30, 2006, eight were purchased during the third quarter of 2006. The total gross purchase price for these eight hotels was $125.4 million. On September 1, 2006, the Company acquired a 234 room Residence Inn hotel in Seattle, Washington. Under terms of the purchase contract, the Company assumed an existing land lease with a third-party lessor. The land lease extends through

February 2049, with three consecutive 10-year extensions available to the Company (the lessee under the assumed lease). The lease is subject to various lease payment adjustments based on fair market value of the land.

Management and Franchise Agreements

Each of the Company’s eleven hotels are operated and managed, under separate management agreements, by an affiliate of Larry Blumberg Associates, an affiliate of Western International, Inn Ventures, Inc., or by Promus Hotels, Inc. Each agreement provides for an initial term of five to ten years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross hotel revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreement. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. During the three and nine month periods ended September 30, 2006, the Company incurred $180 thousand and $224 thousand, respectively, in management fees.

Larry Blumberg Associates, Western International and Inn Ventures, Inc. are not affiliated with either Marriott or Hilton, and as a result, these hotels (as well as the hotel managed by Promus Hotels, which is an affiliate of Hilton) are required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements provide for initial terms ranging between 15 and 21 years. Fees associated with the Hilton agreement include the payment of royalty fees and program fees based on room revenues. The Marriott franchise agreements provide for an initial term of 20 years. Fees associated with the Marriott agreements include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. During the three and nine month periods ended September 30, 2006, the Company incurred $281 thousand and $358 thousand, respectively, in franchise fees.

Results of Operations

During the period from the Company’s initial formation on May 20, 2005 to April 26, 2006, the Company owned no properties, had no revenue exclusive of interest income, and was primarily engaged in capital formation activities. Operations commenced on April 26, 2006 with the Company’s first property acquisition. A comparison of operations to prior year results is therefore not meaningful. In general, the performance of the Company’s hotels during their initial period of ownership has met expectations. Hotel performance is impacted by many factors including local hotel competition, and local and national economic conditions in the United States. As a result of these factors, there can be no assurance that the Company’s operating performance will continue to meet expectations.

Revenues

The Company’s principal source of revenue is hotel room revenue and related other revenue related to hotel operations. Hotel operations included in the consolidated statement of operations were for the Company’s eleven hotels acquired through September 30, 2006 and the respective period of ownership for each property. For the three and nine month periods ended September 30, 2006, the Company had total revenue of $6.3 million and $8.0 million, respectively. For the period acquired through September 30, 2006, the hotels achieved combined average occupancy of approximately 68%, average daily rate (“ADR”) of $119 and revenue per available room (“RevPAR”) of $81. ADR, or average daily rate, is calculated as room revenue divided by the number of rooms sold, and RevPAR, or revenue per available room, is calculated as ADR multiplied by the occupancy percentage. These results reflect the fact that three of the company’s eleven hotels are new and recently opened, representing new entrants in their local hotel and lodging market. Newly opened hotels (such as the Company’s hotels in Houston, Brownsville and Stafford, Texas) can have lower occupancy results during their initial months of operations, in comparison to more mature hotels, as sales and marketing efforts are initiated at the new property and market awareness begins to increase.

For the third quarter of 2006, the results of operations of the Company’s hotels achieved combined average occupancy of approximately 70%, ADR of $118, and RevPar of approximately $82.

Expenses

For the three month and nine month periods ended September 30, 2006, hotel direct expenses of the Company’s hotels totaled $3.6 million and $4.7 million, respectively. As a percentage of total revenue, hotel direct expenses were 57% and 58%, respectively, of total revenue for the three month and nine month period ended September 30, 2006. Hotel direct expenses as a percentage of revenue for a new hotel will generally be higher in the initial months of operations, until the new hotel’s revenues and results of operations reflect greater market awareness and more stabilized operations.

Taxes, insurance, and other expense for the three month and nine month periods ended September 30, 2006 totaled $431 thousand and $554 thousand, respectively, representing 7% of total revenue for each period.

General and administrative expense for the three and nine months ended September 30, 2006 totaled $584 thousand and $1.3 million, respectively. For the third quarter of 2006, general and administrative expenses represented 9% of total revenues. For the nine months ended September 30, 2006, general and administrative expenses represented 17% of total revenue. Significantly impacting the level of general and administrative expenses incurred during 2006 were expenses associated with preparation for the initial opening for business of the Company’s hotels in Houston and Brownsville, Texas. Under terms of the applicable hotel purchase and management agreements, the Company was responsible for some training-related expenses for hotel staff and for certain expenditures for non-capitalized items associated with preparing the hotel rooms, kitchen and restaurant areas, and other interior and exterior areas, for operation. Total expenses associated with these pre-opening costs were $465 thousand in the second quarter of 2006.

Depreciation expense for the three month and nine month periods ended September 30, 2006 was $881 thousand and $1.2 million, respectively. This amount represents depreciation expense of the Company’s hotel buildings and related improvements, and associated furniture, fixtures and equipment, for the respective periods owned. Of the eleven hotels owned by the Company at September 30, 2006, eight were purchased during the third quarter of this year.

For the three and nine month period ended September 30, 2006, the Company had interest income of $871 thousand and $1.5 million, respectively. Interest income represents earnings on excess cash invested in short term money market instruments.

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc. (the “Managing Dealer”), which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on May 26, 2005 through September 30, 2006, the Company incurred costs of approximately $29.5 million related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of September 30, 2006, the Company has closed on a total of 26.1 million Units, representing gross proceeds and proceeds net of selling and marketing fees of approximately $284.7 million and $255.2 million, respectively.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during the first nine months of 2006 totaled $6.0 million and were paid monthly (beginning in April) at a rate of $0.073334 per common share, and included a return of capital. For the same period the Company’s cash generated from operations was $1.8 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from our offering of Units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. The Company intends to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. Since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

The Company intends to acquire real estate properties with its available cash. Although the Company is currently performing due diligence on several possible acquisitions, the timing of finding suitable properties is dependant upon many external factors and there can be no assurances as to the length of time to utilize all proceeds of its “best-efforts” offering for investment in real estate. The Company’s proceeds raised and not invested in real estate are held as cash or cash equivalents.

As of September 30, 2006, the Company had entered into purchase contracts for ten additional hotels. Five of these hotels are expected to close before year-end; the remaining five hotels are under construction and are expected to close in 2007. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. Contract deposits for these hotels are included in other assets in the Company’s consolidated balance sheet as of September 30, 2006. The following table summarizes the location, brand, gross purchase price, refundable contract deposits, and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Franchise/Brand	Gross Purchase Price	Deposits Paid	Number of Rooms
Hattiesburg, MS	Courtyard	$9,455	$100	84
Prattville, AL	Courtyard	9,304	100	84
Trussville, AL	Courtyard	9,510	100	84
Huntsville, AL	Homewood Suites	11,550	100	107
Macon, GA	Hilton Garden Inn	10,660	100	101
Tupelo, MS	Hampton Inn	5,245	200	96
Omaha, NE	Courtyard	23,100	750	181
Miami, FL	Courtyard	15,000	300	118
Vancouver, WA	SpringHill Suites	15,750	500	119
Cincinnati, OH	Homewood Suites	7,900	150	76

Total		$117,474	$2,400	1,050

Related Party Transactions

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arms length, and the results of the Company’s operations may be different than if conducted with non-related parties.

The Company has entered into a Property Acquisition and Disposition Agreement with Apple Suites Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price, in addition to certain reimbursable expenses, is payable for these services. Through September 30, 2006, the Company has paid ASRG $3.6 million. Fees paid to ASRG for property acquisitions are capitalized as part of the purchase price of the properties. Additionally, the Company has entered into an advisory agreement with Apple Seven Advisors, Inc. (“ASA”), to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total gross equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three month and nine month periods ended September 30, 2006 were $383 thousand and $518 thousand, respectively, and are included in general and administrative expenses in the Company’s consolidated statement of operations. ASRG and ASA are owned by Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. Mr. Knight also serves as the Chairman and Chief Executive Officer of AHT and of other real estate investment trusts. Members of the Company’s Board of Director’s are also on the Board of Directors of AHT and/or Apple Hospitality Five, Inc.

Series B Convertible Preferred Stock

The Company has authorized 240,000 shares of Series B convertible preferred stock. The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common shares for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Subsequent Events

On October 16, 2006, the Company paid $.073334 per outstanding common share, totaling $1.9 million, in a dividend distribution to its common shareholders.

During October 2006, the Company closed on the issuance of 3.3 million Units, representing gross proceeds to the Company of $35.8 million and proceeds net of selling and marketing costs of $32.2 million.

On October 5, 2006, the Company completed the purchase of a Courtyard hotel in Hattiesburg, Mississippi. The gross purchase price was $9.46 million for this newly opened hotel with 84 rooms.

On October 17, 2006, the Company entered into a series of contracts for the potential purchase of 13 hotels. The aggregate initial refundable deposit for these hotels was $3,250,000 ($250,000 per hotel). The table below describes the hotels (dollars in thousands).

Location	Brand	Gross Purchase Price	Rooms
New Orleans, LA	Homewood Suites	$43,000	166
Rancho Bernardo, CA	Courtyard	36,000	210
Jacksonville, FL	Homewood Suites	(b)	116
Savannah, GA	Homewood Suites	(b)	106
Agoura Hills, CA (a)	Homewood Suites	25,250	125
Highlands Ranch, CO	Residence Inn	19,000	117
Highlands Ranch, CO (a)	Hilton Garden Inn	20,500	128
Cranford, NJ	Homewood Suites	13,500	108
Mahwah, NJ	Homewood Suites	19,500	110
San Diego, CA	Hampton Inn	42,000	177
Miami, FL	Homewood Suites	24,300	159
Provo, UT	Residence Inn	(c)	114
San Diego, CA	Residence Inn	(c)	121

		$308,300	1,757

(a)	The hotels in Agoura Hills, California (Homewood Suites) and in Highlands Ranch, Colorado (Hilton Garden Inn) are currently under construction.
(b)	The hotels in Jacksonville, Florida (Homewood Suites) and Savannah, Georgia (Homewood Suites) are covered under the same purchase contract with a purchase price of $21,500,000.
(c)	The hotels in San Diego, California (Residence Inn) and Provo, Utah (Residence Inn) are covered under the same purchase contract with a purchase price of $43,750,000.

The 13 purchase contracts described above contemplate that the Company or one of its subsidiaries would assume existing mortgage loans secured by eight of the hotel properties. The aggregate original principal balance for these loans is approximately $99.0 million. The loans have annual fixed interest rates that range from 5.85% to 6.74% and have maturity dates that range from April 2013 to June 2016. Each loan provides for monthly payments of principal and interest on an amortized basis.

On October 18, 2006, the Company entered into two separate purchase contracts for the potential purchase of two hotels. One contract is for the potential purchase of a 158 room Hilton Garden Inn hotel operating in Danbury, Connecticut, with a purchase price of $14.2 million. The other contract is for the potential purchase of a 200 room Springhill Suites hotel operating in Newark, New Jersey, with a purchase price of $23.0 million. The Company paid a refundable deposit of $750 thousand per hotel under each of the purchase contracts for the Danbury, Connecticut and Newark, New Jersey hotels.

On October 27, 2006, the Company completed the purchase of a Homewood Suites hotel in Huntsville, Alabama. The gross purchase price was $11.6 million for this newly opened hotel with 107 rooms.

On October 30, 2006, the Company entered into a purchase contract for the potential purchase of a Hilton Garden Inn hotel, located in Ronkonkoma, New York. The gross purchase price for the 165 room hotel is $27.0 million, and a refundable deposit of $250,000 was paid by the Company in connection with the contract.

On November 3, 2006, the Company entered into four separate purchase contracts for the potential purchase of four hotels. One contract is for the potential purchase of a 124 room Residence Inn hotel in Tucson, Arizona, with a gross purchase price of $16.6 million. The second contract is for the potential purchase of a 114 room

Homewood Suites hotel in El Paso, Texas, with a gross purchase price of $15.4 million. The third contract is for the potential purchase of a 106 room TownePlace Suites hotel, located in northeast San Antonio, Texas, with a gross purchase price of $11.9 million. The fourth contract is for the potential purchase of a 123 room TownePlace Suites hotel, located in northwest San Antonio, Texas, with a gross purchase price of $13.8 million. In connection with each of the four contracts, a refundable deposit of $100,000 per hotel was paid by the Company. Each of the four hotel properties is currently under development.

On November 3, 2006, the Company deposited into an escrow account the funds necessary to complete the purchase of a Courtyard in Omaha, Nebraska. The gross purchase price of the hotel is $23.1 million. The hotel, which opened in 1999, has 181 rooms. In connection with the purchase of this hotel, the Company will assume an existing mortgage note payable of approximately $12.8 million, at a fixed interest rate of 6.8%. The mortgage note payable assumed has monthly amortizing payments and matures in January 2014. The purchase of the hotel was completed on November 4, 2006.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at its hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets—September 30, 2006 and December 31, 2005 (unaudited)	F-2

Consolidated Statement of Operations—Three and Nine months ended September 30, 2006, Three months ended September 30, 2005 and the period from May 26, 2005 (initial capitalization) through September 30, 2005 (unaudited)

F-3
Consolidated Statement of Cash Flows—Nine months ended September 30, 2006 and the period from May 26, 2005 (initial capitalization) through September 30, 2005 (unaudited)	F-4
Notes to Consolidated Financial Statements (unaudited)	F-5

(Remainder of Page is Intentionally Blank)

Apple REIT Seven, Inc.

Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005

(Unaudited)

(In thousands, except share data)

	September 30, 2006	December 31, 2005
ASSETS
Investment in real estate, net of accumulated depreciation of $1,175 and $—, respectively	$186,252	$—
Cash and cash equivalents	61,055	50
Due from third party managers	2,095	—
Other assets	2,838	473

TOTAL ASSETS	$252,240	$523

LIABILITIES
Note payable	$—	$400
Accounts payable and accrued expenses	1,326	152

TOTAL LIABILITIES	1,326	552

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding
Series A preferred shares, no par value, authorized 200,000,000 shares; issued and outstanding 26,093,925 and 10 shares, respectively	—	—
Series B convertible preferred stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 26,093,925 and 10 shares, respectively	255,162	—
Distributions greater than net income, and retained deficit	(4,272)	(53)

TOTAL SHAREHOLDERS’ EQUITY	250,914	(29)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$252,240	$523

See notes to consolidated financial statements.

Note: The Company was initially capitalized on May 26, 2005 and commenced operations on April 27, 2006.

Apple REIT Seven, Inc.

Consolidated Statement of Operations

(Unaudited)

(In thousands, except share data)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	For the period from May 26, 2005 (initial capitalization) through September 30, 2005
Revenues:
Room revenue	$5,895	$—	$7,445	$—
Other revenue	469	—	591	—

Total revenue	6,364	—	8,036	—

Expenses:
Operating expense	1,590	—	2,021	—
Hotel administrative expense	467	—	617	—
Sales and marketing	532	—	684	—
Utilities	368	—	450	—
Repair and maintenance	231	—	300	—
Franchise fees	281	—	358	—
Management fees	180	—	224	—
Taxes, insurance and other	431	—	554	—
General and administrative	584	30	1,329	30
Depreciation expense	881	—	1,175	—

Total expenses	5,545	30	7,712	30

Operating income (loss)	819	(30)	324	(30)

Interest income	871	—	1,501	—
Interest expense	—	(5)	(6)	(6)

Net income (loss)	$1,690	$(35)	$1,819	$(36)

Basic and diluted earnings (loss) per common share	$0.09	$(3,458.91)	$0.18	$(3,560.56)

Weighted average shares outstanding; basic and diluted	19,589	—	10,013	—

Distributions declared and paid per per common share	$0.22	$—	$0.44	$—

See notes to consolidated financial statements.

Note: The Company was initially capitalized on May 26, 2005 and commenced operations on April 27, 2006.

Apple REIT Seven, Inc.

Consolidated Statement of Cash Flows

(unaudited)

(in thousands)

	Nine months ended September 30, 2006	For the period from May 26, 2005 (initial capitalization) through September 30, 2005
Cash flow from operating activities:
Net income (loss)	$1,819	$(36)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation of real estate owned and other non-cash expense	1,190	—
Changes in operating assets and liabilities:
Increase in funds due from third party managers	(1,944)	—
Decrease in other operating assets	280	—
Increase in accrued operating expenses and accounts payable	410	30

Net cash provided (used) by operating activities	1,755	(6)

Cash flow from investing activities:
Cash paid for the acquisition of hotel properties	(186,804)	—
Deposits and other disbursements for potential acquisition of hotel properties	(3,009)	—
Capital improvements	(8)	—

Net cash used in investing activities	(189,821)	—

Cash flow from financing activities:
Net proceeds (disbursements) related to issuance of common and preferred stock	255,510	(238)
Cash distributions paid to shareholders	(6,039)	—
Proceeds from note payable	—	300
Payment of note payable	(400)	—

Net cash provided by financing activities	249,071	62

Net increase in cash and cash equivalents	61,005	56

Cash and cash equivalents, beginning of period	50	—

Cash and cash equivalents, end of period	$61,055	$56

See notes to consolidated financial statements.

Note: The Company was initially capitalized on May 26, 2005 and commenced operations on April 27, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements included in its registration statement filed on Form S-11 with the Securities and Exchange Commission (File No. 333-125546). Operating results for the nine month and three month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the twelve month period ending December 31, 2006.

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Seven, Inc. together with its wholly owned subsidiaries (“Apple REIT Seven” or the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company was formed to invest in hotels, residential apartment communities and other selected real estate. The Company’s initial investment in and purchase of commercial real estate property occurred on April 27, 2006. Apple REIT Seven’s initial capitalization occurred on May 26, 2005, when 10 Units (each Unit consisting of one common stock and one Series A preferred share) were purchased by Apple Seven Advisors, Inc. and 240,000 Series B convertible preferred shares were purchased by Mr. Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the period. Series B convertible preferred shares are not included in earnings per common share until such time the Series B convertible preferred shares are converted to common shares.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may exceed federal depository insurance limits.

Comprehensive Income

The Company had no transactions which generated any differences between comprehensive income and net income during the periods reported.

Income Taxes

The Company intends to make an election to be treated, and expects to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company’s continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

The Company has established Apple Seven Hospitality Management, Inc. as a 100% owned taxable REIT subsidiary (“TRS”). The TRS or one of its subsidiaries leases each hotel from the Company, and is subject to income tax at regular corporate rates on any income that is earned.

Start Up Costs

Start up costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., (the “Managing Dealer”), which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold. Additionally, the Company has incurred other offering costs including costs for legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. As of September 30, 2006, the Company had sold 26.1 million Units for gross proceeds of $284.7 million and proceeds net of offering costs of $255.2 million.

Note 2

Summary of Acquisitions and Purchase Contracts

The Company’s initial investment in real estate property occurred on April 26, 2006 with the Company’s purchase of a newly constructed Residence Inn by Marriott hotel in Houston, Texas. The gross purchase price for this 129 room hotel was $13.6 million. Since that initial acquisition, the Company has purchased ten additional hotels through September 30, 2006, including eight hotels purchased in the third quarter of 2006. The aggregate gross purchase price of the 11 hotels owned as of September 30, 2006 totaled $182.1 million, and was funded by the Company’s ongoing offering of Units. The Company leased all of its hotels to its wholly-owned taxable REIT subsidiary (TRS), or to a wholly-owned subsidiary of the TRS, under hotel lease agreements. No goodwill or intangible assets were recorded in connection with any of the acquisitions.

The Company also used the proceeds of its ongoing offering to pay 2% of the aggregate gross purchase price for the 11 hotels owned at September 30, 2006, totaling $3.6 million, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”). This entity is owned by Glade M. Knight, who is one of the Company’s directors and its Chief Executive Officer. These costs have been capitalized to investment in real estate properties. The aggregate purchase price of the eight hotels purchased in the third quarter of 2006 totaled $125.4 million. The brokerage commission paid to ASRG for these eight hotels totaled $2.5 million.

The hotels are managed by either an affiliate of Larry Blumberg & Associates (“LBA”), an affiliate of Western International (“Western”), Inn Ventures, Inc. (“Inn Ventures”) or Promus Hotels, Inc. (“Promus Hotels”) under five to ten year management agreements, with the base management fees ranging from 2% to 3% of hotel revenues, and incentive fees above certain hotel income levels.

The following table sets forth the location, brand, manager, gross purchase price, number of hotel rooms and date of purchase by the Company for each hotel acquired. All dollar amounts are in thousands.

Location	Brand	Manager	Gross Purchase Price	Rooms	Date of Purchase
Houston, TX	Residence Inn	Western	$13,600	129	04/26/06
San Diego, CA	Hilton Garden Inn	Inn Ventures	34,500	200	05/09/06
Brownsville, TX	Courtyard	Western	8,550	90	06/19/06
Stafford, TX	Homewood Suites	Western	7,800	78	08/15/06
Montgomery, AL	Homewood Suites	LBA	10,660	91	08/17/06
Montgomery, AL	Hilton Garden Inn	LBA	10,385	97	08/17/06
Troy, AL	Hampton Inn	LBA	6,130	82	08/17/06
Auburn, AL	Hilton Garden Inn	LBA	10,185	101	08/17/06
Huntsville, AL	Hilton Garden Inn	LBA	10,285	101	08/17/06
Seattle, WA	Residence Inn	Inn Ventures	56,173	234	09/01/06
Sarasota, FL	Homewood Suites	Promus Hotels	13,800	100	09/15/06

			$182,068	1,303

The hotels located in Houston, Brownsville and Stafford, Texas are new hotels which began operations at time of purchase by the Company. The other eight hotels were operating hotel properties at time of purchase.

On September 1, 2006, the Company acquired a 234 room Residence Inn hotel in Seattle, Washington. Under terms of the purchase contract, the Company assumed an existing land lease with a third-party lessor. The land lease extends through February 2049, with three consecutive 10-year extensions available to the Company (the lessee under the assumed lease). The lease is subject to various lease payment adjustments based on fair market value. The estimated fair value of this lease is based on a preliminary valuation, therefore reported amounts may change based on finalizing the valuation, which is expected to occur in the fourth quarter of 2006.

At September 30, 2006, the Company’s investment in real estate consisted of the following (in thousands):

Land	$13,128
Building and Improvements	166,465
Furniture, Fixtures and Equipment	7,834

187,427
Less Accumulated Depreciation	(1,175)

Investment in Real Estate, net	$186,252

As of September 30, 2006, the Company has entered into purchase contracts for ten additional hotels. The purchases of five of these hotels are expected to close before year-end. The remaining five of these hotels are under construction and are expected to close in 2007. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. Contract deposits for these hotels are included in other assets in the Company’s consolidated balance sheet as of September 30, 2006, and in deposits and other disbursements for potential acquisition of hotel properties in the consolidated statement of cash flows. The following table summarizes the location, brand, gross purchase price, refundable contract deposits, and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Franchise/Brand	Gross Purchase Price	Deposits Paid	Number Of Rooms
Hattiesburg, MS	Courtyard	$9,455	$100	84
Prattville, AL	Courtyard	9,304	100	84
Trussville, AL	Courtyard	9,510	100	84
Huntsville, AL	Homewood Suites	11,550	100	107
Macon, GA	Hilton Garden Inn	10,660	100	101
Tupelo, MS	Hampton Inn	5,245	200	96
Omaha, NE	Courtyard	23,100	750	181
Miami, FL	Courtyard	15,000	300	118
Vancouver, WA	SpringHill Suites	15,750	500	119
Cincinnati, OH	Homewood Suites	7,900	150	76

Total		$117,474	$2,400	1,050

Note 3

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arms length, and the results of the Company’s operations may be different than if conducted with non-related parties.

The Company has entered into a Property Acquisition and Disposition Agreement with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price, in addition to certain reimbursable expenses, is payable for these services. Through September 30, 2006, the Company has paid ASRG $3.6 million. Fees paid to ASRG for property acquisitions are capitalized as part of the purchase price of the properties. Additionally, the Company has entered into an advisory agreement with Apple Seven Advisors, Inc. (“ASA”), to provide management of the Company and its assets. An annual fee ranging from .1% to .25% of total gross equity proceeds received by the Company, in addition to certain reimbursable expenses, is payable for these services. ASA utilizes Apple Hospitality Two, Inc. (“AHT”) to provide these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three month and nine month periods ended September 30, 2006 were $383 thousand and $518 thousand, respectively, and are included in general and administrative expenses in the Company’s consolidated statement of operations. ASRG and ASA are owned by Glade M. Knight, Chairman, Chief Executive Officer and President of the Company. Mr. Knight also serves as the Chairman and Chief Executive Officer of AHT and of other real estate investment trusts. Members of the Company’s Board of Director’s are also on the Board of Directors of AHT and/or Apple Hospitality Five, Inc.

Note 4

Line of Credit

Prior to the commencement of the Company’s Unit offering, the Company obtained an unsecured line of credit in a principal amount of $400,000 to fund some of its offering expenses. The lender was Wachovia Bank, N.A. The line of credit was fully paid during March 2006 and discharged.

Note 5

Series B Convertible Preferred Stock

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amount paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Note 6

Pro Forma Information

The following unaudited pro forma information for the three month and nine month periods ended September 30, 2006, is presented as if the acquisitions of the eleven hotels owned at September 30, 2006 had occurred on the latter of January 1, 2006 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. The Company’s hotel in Houston, Texas opened in April 2006; the hotel in Brownsville, Texas opened in June 2006; and the hotel in Stafford, Texas opened in August 2006.

(in thousands, except per share data)	For the three months ended September 30, 2006	For the nine months ended September 30, 2006
Hotel revenues	$9,539	$28,744
Net income	$2,411	$6,222
Net income per share—basic and diluted	$0.12	$0.34

The pro forma information reflects adjustments for actual revenues and expenses of the hotels acquired as of September 30, 2006 for the respective period in operation during 2006 prior to acquisition by the Company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company’s basis in the hotels; and (2) interest expense related to prior owner’s debt, which was not assumed, has been eliminated, and interest income has been reduced to reflect the use of cash balances to fund property purchases.

Note 7

Subsequent Events

On October 16, 2006, the Company paid $.073334 per outstanding common share, totaling $1.9 million, in a dividend distribution to its common shareholders.

During October 2006, the Company closed on the issuance of 3.3 million Units, representing gross proceeds to the Company of $35.8 million and proceeds net of selling and marketing costs of $32.2 million.

On October 5, 2006, the Company completed the purchase of a Courtyard hotel in Hattiesburg, Mississippi. The gross purchase price was $9.46 million for this newly opened hotel with 84 rooms.

On October 17, 2006, the Company entered into a series of contracts for the potential purchase of 13 hotels. The aggregate initial refundable deposit for these hotels was $3,250,000 ($250,000 per hotel). The table below describes the hotels (dollar amounts in thousands).

Location	Brand	Gross Purchase Price	Rooms
New Orleans, LA	Homewood Suites	$43,000	166
Rancho Bernardo, CA	Courtyard	36,000	210
Jacksonville, FL	Homewood Suites	(b)	116
Savannah, GA	Homewood Suites	(b)	106
Agoura Hills, CA (a)	Homewood Suites	25,250	125
Highlands Ranch, CO	Residence Inn	19,000	117
Highlands Ranch, CO (a)	Hilton Garden Inn	20,500	128
Cranford, NJ	Homewood Suites	13,500	108
Mahwah, NJ	Homewood Suites	19,500	110
San Diego, CA	Hampton Inn	42,000	177
Miami, FL	Homewood Suites	24,300	159
Provo, UT	Residence Inn	(c)	114
San Diego, CA	Residence Inn	(c)	121

		$308,300	1,757

(a)	The hotels in Agoura Hills, California (Homewood Suites) and in Highlands Ranch, Colorado (Hilton Garden Inn) are currently under construction.
(b)	The hotels in Jacksonville, Florida (Homewood Suites) and Savannah, Georgia (Homewood Suites) are covered under the same purchase contract with a purchase price of $21,500,000.
(c)	The hotels in San Diego, California (Residence Inn) and Provo, Utah (Residence Inn) are covered under the same purchase contract with a purchase price of $43,750,000.

The 13 purchase contracts described above contemplate that the Company or one of its subsidiaries would assume existing mortgage loans secured by eight of the hotel properties. The aggregate original principal balance for these loans is approximately $99.0 million. The loans have annual fixed interest rates that range from 5.85% to 6.74% and have maturity dates that range from April 2013 to June 2016. Each loan provides for monthly payments of principal and interest on an amortized basis.

On October 18, 2006, the Company entered into two separate purchase contracts for the potential purchase of two hotels. One contract is for the potential purchase of a 158 room Hilton Garden Inn hotel operating in Danbury, Connecticut, with a purchase price of $14.2 million. The other contract is for the potential purchase of a 200 room Springhill Suites hotel operating in Newark, New Jersey, with a purchase price of $23.0 million. The Company paid a refundable deposit of $750,000 per hotel under each of the purchase contracts.

On October 27, 2006, the Company completed the purchase of a Homewood Suites hotel in Huntsville, Alabama. The gross purchase price was $11.6 million for this newly opened hotel with 107 rooms.

On October 30, 2006, the Company entered into a purchase contract for the potential purchase of a Hilton Garden Inn hotel, located in Ronkonkoma, New York. The gross purchase price for the 165 room hotel is $27.0 million, and a refundable deposit of $250,000 was paid by the Company in connection with the contract.

On November 3, 2006, the Company entered into four separate purchase contracts for the potential purchase of four hotels. One contract is for the potential purchase of a 124 room Residence Inn hotel in Tucson, Arizona, with a gross purchase price of $16.6 million. The second contract is for the potential purchase of a 114 room Homewood Suites hotel in El Paso, Texas, with a gross purchase price of $15.4 million. The third contract is for the potential purchase of a 106 room TownePlace Suites hotel, located in northeast San Antonio, Texas, with a gross purchase price of $11.9 million. The fourth contract is for the potential purchase of a 123 room TownePlace Suites hotel, located in northwest San Antonio, Texas, with a gross purchase price of $13.8 million. In connection with each of the four contracts, a refundable deposit of $100,000 per hotel was paid by the Company. Each of the four hotel properties is currently under development.

On November 3, 2006, the Company deposited into an escrow account the funds necessary to complete the purchase of a Courtyard in Omaha, Nebraska. The gross purchase price of the hotel is $23.1 million. The hotel, which opened in 1999, has 181 rooms. In connection with the purchase of this hotel, the Company will assume an existing mortgage note payable of approximately $12.8 million, at a fixed interest rate of 6.8%. The mortgage note payable has monthly amortizing payments and matures in January 2014. The purchase of the hotel was completed on November 4, 2006.